FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX SHAREHOLDERS' MEETINGS

Mexico City, April 27, 2006. Teléfonos de Mexico, S.A. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced that its Series "L" Special and Annual Shareholders' Meetings were held today, and approved the following issues:

The Series "L" Special Meeting ratified Rafael Kalach Mizrahi and Ricardo Martín Bringas as Directors and Bernardo Quintana Isaac and Francisco Medina Chávez as Alternate Directors.

The Annual Shareholders' Meeting approved the following:

  The report by the Board of Directors, as well as the audited and consolidated financial statements for the fiscal year ended December 31, 2005.

  The payment of a cash dividend of $0.41 Mexican pesos per outstanding share in four equal payments of $0.1025 Mexican pesos per share, resulting from the net tax profit account. Specifically, for holders of American Depositary Shares, the corresponding record dates will be June 21, 2006, September 20, 2006, December 20, 2006 and March 21, 2007 and the payment dates will be June 29, 2006, September 28, 2006, December 29, 2006 and March 29, 2007, respectively.

  The integration of the Board of Directors and the Executive Committee, the appointment of the Statutory Auditors and the respective Presidents of the Audit Committee and the Committee that will hereafter function as the Corporate Practices Committee, as follows:

Board of Directors, Directors: 1. Carlos Slim Helú (Lifetime Honorary Chairman); 2. Carlos Slim Domit (Chairman); 3. Emilio Azcárraga Jean (1); 4. Jaime Chico Pardo (Vice Chairman); 5. Antonio Cosío Ariño (1); 6. Laura Diez Barroso de Laviada (1); 7. Amparo Espinosa Rugarcía (1); 8. Elmer Franco Macías (1); 9. Ángel Losada Moreno (1); 10. Rómulo O'Farril Jr. (1); 11. Juan Antonio Pérez Simón (Vice Chairman) (1); 12. Fernando Senderos Mestre (1); 13. Marco Antonio Slim Domit; 14. Rayford Wilkins, Jr. (1); 15. Richard P. Resnick (1); 16. Larry I. Boyle; 17. Rafael Kalach Mizrahi (for Series "L") (1); 18. Ricardo Martín Bringas (for Series "L") (1).

Board of Directors, Alternate Directors (in the respective order): 1. Patrick Slim Domit; 2. Arturo Elías Ayub; 3. Jorge C. Esteve Recolons (1); 4. José Humberto Gutiérrez Olvera Zubizarreta;

5. Antonio Cosío Pando (1); 6. Eduardo Tricio Haro (1); 7. Ángeles Espinosa Yglesias (1);

8. Agustín Franco Macías (1); 9. Jaime Alverde Goya (1); 10. Antonio Del Valle Ruiz (1); 11. José Kuri Harfush (1); 12. Fernando Solana Morales (1); 13. Eduardo Valdés Acra; 14. Carlos Bernal Verea (1); 15. Federico Laffan Fano (1); 16. Jorge A. Chapa Salazar; 17. Bernardo Quintana Isaac (for Series "L") (1); 18. Francisco Medina Chávez (for Series "L") (1).

  Independent Directors, based on the applicable dispositions of the "Ley de Mercado de Valores" (Mexican Securities Market Law)

Statutory Auditors: Alberto Tiburcio Celorio and Alternate Statutory Auditor: Fernando Espinosa López.

Executive Committee, Directors: 1. Carlos Slim Domit (President); 2. Juan Antonio Pérez Simón; 3. Jaime Chico Pardo; 4. Richard P. Resnick

Executive Committee, Alternate Directors: (in the respective order) 1. Marco Antonio Slim Domit; 2. Antonio Cosio Ariño; 3. José Humberto Gutierrez Olvera Zubizarreta; 4. Larry I. Boyle.

Audit Committee President: C.P. Antonio del Valle Ruiz.

Corporate Practices Committee President: Lic. Fernando Solana Morales.

TELMEX is the leading telecommunications company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2006.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - TELMEX SHAREHOLDERS' MEETINGS